UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Martek Biosciences Corporation

File No. 333-68522 - CF# 24631
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Martek Biosciences Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 9, 1993.

Based on representations by Martek Biosciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.14	through December 31, 2012
Exhibit 10.15	through December 31, 2012
Exhibit 10.16	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel